SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: September 3, 2025

List of Materials

Documents attached hereto:

Resolution for Execution of Partial Spin-off of Financial Services Business (Dividends in Kind of Subsidiary Shares and Transfer of Subsidiary)

September 3, 2025

Sony Group Corporation

Resolution for Execution of Partial Spin-off of Financial Services Business

(Dividends in Kind of Subsidiary Shares and Transfer of Subsidiary)

As disclosed in the announcement entitled “Update Regarding Partial Spin-off of Financial Services Business” on May 14, 2025, Sony Group Corporation (“Sony”) resolved at a meeting of Sony’s Board of Directors (the “Board”) held today to execute a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary of Sony, which operates the Financial Services business, effective October 1, 2025. Additionally, as of August 28, 2025, Sony has obtained re-approval from the Minister of Economy, Trade and Industry of Japan regarding amendments to its Corporate Restructuring Plan for the Spin-off based on the Act on Strengthening Industrial Competitiveness of Japan. The execution of the Spin-off is subject to the condition that approval for the listing of the shares of common stock of SFGI (“SFGI share(s)”) is obtained from the Tokyo Stock Exchange (“TSE”), and such approval is not revoked.

1.	Overview of dividends in kind (non-cash dividends)

Upon execution of the Spin-off, Sony plans to distribute dividends in kind to shareholders appearing in Sony’s register of shareholders as of the record date, September 30, 2025, at the rate of one SFGI share to one share of common stock of Sony (“Sony share(s)”) held by each shareholder.

(1)	Record date	Tuesday, September 30, 2025
(2)	Type of dividend property	SFGI shares
(3)	Total carrying amount of dividend property and value per share	465,186,650,401 yen (77.61 yen per share) (Note 1)
(4)	Total fair value of dividend property and value per share	- (Note 2)
(5)	Effective date	Wednesday, October 1, 2025
(6)	Amount of equity to be reduced by dividends in kind

Retained earnings: 465,186,650,401 yen (Note 1)

The source of dividends is retained earnings, which will be reduced by an amount equal to the carrying amount of SFGI shares to be distributed as dividends in kind as of the effective date of the Spin-off, specifically the distribution of dividends in kind (Note 3).

(Note)	1.	The above amount is the estimated carrying amount of the portion of SFGI shares corresponding to the equity interest in SFGI to be distributed as dividends in kind through the Spin-off as of the end of July 2025, within the carrying amount of SFGI shares recorded in Sony’s standalone financial statements based on generally accepted accounting principles in Japan (“J-GAAP”). The actual amount will be calculated and determined based on the carrying amount of SFGI shares as of the effective date of dividends in kind. In addition, the above value per share is the amount based on the carrying amount for accounting purposes and does not indicate any actual trading price or the equity value of SFGI shares.

2.	In Sony’s standalone financial statements based on J-GAAP, the Spin-off will be accounted for at the appropriate carrying amount of the dividend property as of the effective date of dividends in kind. The same will apply to the calculation of Sony’s amount available for dividends. Accordingly, the fair value of SFGI shares, which are the dividend property, has not been disclosed.
3.	Under the Companies Act of Japan, the amount available for dividends is calculated based on the amount of equity in Sony’s standalone financial statements based on J-GAAP. Therefore, the above amount represents the impact on equity in Sony’s standalone financial statements. In contrast, in Sony’s consolidated financial statements based on IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), Sony will reduce its equity by an amount equal to the fair value of the SFGI shares to be distributed as dividends in kind.

For details of the Spin-off, including tax treatment related to the distribution of dividends in kind and treatment for holders of American Depositary Receipts of Sony shares, please refer to the following materials available on Sony’s website.

Update Regarding Partial Spin-off of Financial Services Business:

https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/news_E.pdf

Explanatory Material for the Partial Spin-off of the Financial Services Business:

https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/presentation_E.pdf

Q&A for the Partial Spin-off of the Financial Services Business (Updated version):

https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/qa_E.pdf

2.	Expected schedule for dividends in kind

Date	Description
Friday, September 26, 2025	Last trading date with dividend rights of Sony shares
Monday, September 29, 2025	Ex-dividend date of Sony shares Scheduled listing date of SFGI shares on the TSE (Date from which SFGI shares subject to distribution will become tradable on the TSE) (Note 1)
Tuesday, September 30, 2025	Record date of dividends in kind
Wednesday, October 1, 2025	Effective date / distribution date of dividends in kind

(Note)	1.	In response to the TSE’s revisions to the initial listing day in the case of spin-offs, the listing date for SFGI shares is expected to be September 29, 2025, the ex-dividend date of Sony shares, and SFGI shares are expected to be tradable on the TSE on and after such listing date, prior to the above-mentioned distribution on October 1, 2025.

3.	Outlook

The impact of the execution of the Spin-off on Sony’s consolidated results continues to be evaluated and has not been determined at this time*. After the execution of the Spin-off, it is expected that Sony will hold slightly less than 20% of SFGI shares and SFGI will no longer be a consolidated subsidiary of Sony, but will become an affiliate of Sony accounted for using the equity method.

*	In Sony’s consolidated financial statements based on IFRS Accounting Standards, the Financial Services business has been classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” (“IFRS 5”), from the first quarter of the fiscal year ending March 31, 2026. In the consolidated statements of financial position, assets and liabilities of the Financial Services business have been classified as a disposal group held for distribution to owners. Accumulated other comprehensive income directly related to the disposal group has also been classified as held for distribution to owners. For further details, please refer to the “Consolidated Financial Summary for the First Quarter Ended June 30, 2025” disclosed on August 7, 2025. Subsequently, in connection with the Spin-off, Sony plans to primarily apply the following accounting treatments.

•	Upon the resolution of the Board held today for the execution of the Spin-off, specifically the distribution of dividends in kind, in accordance with IFRIC® Interpretation 17 “Distributions of Non-cash Assets to Owners,” Sony will reduce its equity by an amount equal to the fair value of the SFGI shares to be distributed as dividends in kind and record such reduction in equity as a liability.

•	At the end of the second quarter of the fiscal year ending March 31, 2026, in accordance with IFRS 5, the disposal group classified as held for distribution to owners will be measured at the lower of its carrying amount or its fair value less the incremental costs directly attributable to the distribution of the disposal group excluding finance costs and income tax expense. If the fair value after deducting such incremental costs is less than the carrying amount, the difference will be recorded as a loss within net income or loss from discontinued operations. As of the end of the first quarter of the fiscal year ending March 31, 2026, the fair value after deducting such incremental costs was more than the carrying amount, so it was measured using the carrying amount.

•	Upon the effectiveness of the Spin-off, specifically the distribution of dividends in kind, Sony will account for the loss of control of the Financial Services business (“deconsolidation”) in accordance with IFRS 10 “Consolidated Financial Statements.” In addition to the derecognition of assets and liabilities of the Financial Services business which had been classified as the disposal group, such deconsolidation mainly includes the following treatments: (1) reducing the amount of the liability corresponding to the fair value of the SFGI shares to be distributed as dividends in kind, and recording the difference between the fair value of such SFGI shares and the carrying amount of the portion of the disposal group corresponding to the equity interest in SFGI to be distributed as dividends in kind in net income or loss from discontinued operations; (2) reclassifying the Financial Services business’s accumulated other comprehensive income balance at the time of deconsolidation, which is mainly related to debt instruments and insurance contract liabilities, to net income or loss from discontinued operations (for reference, the total accumulated other comprehensive income recorded in the Financial Services business as of the end of June 2025 was a loss of approximately 1.4 trillion yen. This accounting treatment is a reclassification between items within equity and does not affect the amount of total equity in the consolidated statements of financial position.); and (3) remeasuring the SFGI shares that Sony retains after the Spin-off at fair value, and recording any difference between the carrying amount of the disposal group corresponding to the equity interest in SFGI which Sony retains and such fair value in net income or loss from discontinued operations.

4.	Overview of the subsidiary to be transferred (SFGI) as a result of the Spin-off

(1)	Company name	Sony Financial Group Inc.
(2)	Location	1-9-2, Otemachi, Chiyoda-ku, Tokyo, Japan
(3)	Name and title of representative	Toshihide Endo President and CEO, Representative Corporate Executive Officer
(4)	Business activities	Operation and management of a life insurance company, a non-life insurance company, a bank or other companies which SFGI owns as its subsidiaries under the Insurance Business Act of Japan and the Banking Act of Japan; other businesses that can be performed by insurance holding companies and bank holding companies under the Insurance Business Act of Japan and the Banking Act of Japan; and any other businesses incidental or related to the foregoing.
(5)	Capital stock	20,029 million yen
(6)	Date of establishment	April 1, 2004
(7)	Major shareholders and equity interest	Sony Group Corporation 100%
(8)	Relationship between Sony and SFGI	Capital relationship	SFGI is a wholly-owned subsidiary of Sony.
		Personnel relationship	As of today, SFGI accepts employees seconded from Sony. However, the key secondments are expected to end before the scheduled listing date of SFGI shares on the TSE.
		Business relationship	During the fiscal year ended March 31, 2025, Sony had business relationships with SFGI and its subsidiaries based on trade name and trademark license agreements and building lease agreements. (Note 1)
		Status as related party	As a parent company that directly holds SFGI shares, Sony is a related party of SFGI.

(9)	Consolidated results of operations and consolidated financial position of SFGI for the last three fiscal years (Notes 2 and 3)

Fiscal year ended	March 31, 2023	March 31, 2024	March 31, 2025
Net assets (Yen in millions)	644,955	594,008	669,754
Total assets (Yen in millions)	20,019,761	22,083,761	23,370,923
Net assets per share (Yen)	89.67	83.09	93.68
Ordinary revenues (Yen in millions)	2,137,696	3,450,300	2,618,712
Ordinary profit (Yen in millions)	122,370	54,358	44,889
Profit attributable to owners of the parent (Yen in millions)	118,525	41,176	78,791
Net income per share (Yen)	16.58	5.76	11.02
Dividend per share (Yen)	6.99	-	-

(Note)	1.	The business relationship based on trade name and trademark license agreements between Sony and SFGI and its subsidiaries is planned to continue after the execution of the Spin-off, in principle, as long as Sony continues to hold SFGI shares.
	2.	SFGI’s consolidated results are based on a Japanese statutory basis and differ from the Financial Services segment results that Sony disclosed in accordance with IFRS Accounting Standards.
	3.	SFGI conducted a 435,100,266-for-7,149,358,214 stock split of its common stock as of August 8, 2025. The above figures for net assets per share, net income per share and dividend per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2023.

End of document

Note: This document does not constitute an offer of securities for sale, or an invitation or solicitation of an offer to buy securities. This document is intended to publicly announce that Sony has decided to execute a partial spin-off of the Financial Services business and is not intended to solicit investment or engage in other similar actions. Under the United States Securities Act of 1933, as amended, securities may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.